SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Guide for publishing and use of information and policy for negotiation of securities issued by Eletrobras	Anexo III (Parte I)

Negotiations relating to Eletrobras Securities and Its Derivatives

CONSOLIDATED FORM

Negotiation of executives and associated persons – Art.11 – CVM Instruction 358/2002

On April, 2012 no operations with securities and derivatives took place, according to article 11 of CVM Instruction 358/2002

Company Denomination: Centrais Elétricas Brasileiras S.A. - Eletrobras
Group and Associated Persons	( ) Board of Directors	(x ) Executive Board	( ) Fiscal Council	( ) Technical or Consultive Agencies	( ) Holding

Initial balance 0

Security/ Derivative	Bond characteristics				Quantity	% of Participation
						Same group/ class	Total

Monthly Changes

Security/ Derivative	Bond characteristics	Intermediate	Transaction	Day	Quantity	Price	Volume (R$)
Purchase
Total purchase
Sale
Total sales

Final Balance 0

Security/ Derivative	Bond characteristics				Quantity	% of participation
						Same group/ class	Total

Guide for publishing and use of information and policy for negotiation of securities issued by Eletrobras	Anexo III (Parte I)

Negotiations relating to Eletrobras Securities and Its Derivatives

CONSOLIDATED FORM

Negotiation of executives and associated persons – Art.11 – CVM Instruction 358/2002

On April, 2012 no operations with securities and derivatives took place, according to article 11 of CVM Instruction 358/2002

Company Denomination: Centrais Elétricas Brasileiras S.A. - Eletrobras
Group and Associated Persons	(x) Board of Directors	( ) Executive Board	( ) Fiscal Council	( ) Technical or Consultive Agencies	( ) Holding

Initial balance 525

Security/ Derivative	Bond characteristics				Quantity	% of Participation
						Same group/ class	Total
Shares	Common				525	0	0

Monthly Changes

Security/ Derivative	Bond characteristics	Intermediate	Transaction	Day	Quantity	Price	Volume (R$)
Purchase
Total purchase
Sale
Total sales

Final Balance 525

Security/ Derivative	Bond characteristics				Quantity	% of participation
						Same group/ class	Total
shares	Common				525	0	0

Guide for publishing and use of information and policy for negotiation of securities issued by Eletrobras	Anexo III (Parte I)

Negotiations relating to Eletrobras Securities and Its Derivatives

CONSOLIDATED FORM

Negotiation of executives and associated persons – Art.11 – CVM Instruction 358/2002

On April, 2012 no operations with securities and derivatives took place, according to article 11 of CVM Instruction 358/2002

Company Denomination: Centrais Elétricas Brasileiras S.A. - Eletrobras

Group and Associated Persons	( ) Board of Directors	( ) Executive Board	( ) Fiscal Council		( ) Technical or Consultive Agencies	( x ) Holding

Initial balance 552,970,634

Security/ Derivative	Bond characteristics			Quantity		% of Participation
						Same group/ class	Total
Shares	Common shares			552,968,382		50.87	40.88
Shares	Preferred Shares			2,252

Monthly Changes

Security/ Derivative	Bond characteristics	Intermediate	Transaction	Day	Quantity	Price	Volume (R$)
			purchase
			Total purchases
			sale
			Total Sales

Final Balance 552,970,634

Security/ Derivative	Bond characteristics	Quantity	% of participation
			Same group/ class	Total
Shares	Common shares	552,968,382	50.87	40.88
Shares	Preferred Shares	2,252

Guide for publishing and use of information and policy for negotiation of securities issued by Eletrobras	Anexo III (Parte I)

Negotiations relating to Eletrobras Securities and Its Derivatives

CONSOLIDATED FORM

Negotiation of executives and associated persons – Art.11 – CVM Instruction 358/2002

On April, 2012 no operations with securities and derivatives took place, according to article 11 of CVM Instruction 358/2002

Company Denomination: Centrais Elétricas Brasileiras S.A. - Eletrobras
Group and Associated Persons	( ) Board of Directors	( ) Executive Board	( ) Fiscal Council	( x ) Technical or Consultive Agencies	( ) Holding

Initial balance 6,000

Security/ Derivative	Bond characteristics	Quantity	% of Participation
Same group/ class	Total
Shares	Common	5,700	0	0
Shares	Preferred B	300	0	0

Monthly Changes

Security/ Derivative	Bond characteristics	Intermediate	Transaction	Day	Quantity	Price	Volume (R$)
Purchase
Total purchase
Sale
Total sales

Final Balance 6,000

Security/ Derivative	Bond characteristics	Quantity	% of participation
Same group/ class	Total
Shares	Common	5,700	0	0
Shares	Preferred B	300	0	0

Guide for publishing and use of information and policy for negotiation of securities issued by Eletrobras	Anexo III (Parte I)

Negotiations relating to Eletrobras Securities and Its Derivatives

CONSOLIDATED FORM

Negotiation of executives and associated persons – Art.11 – CVM Instruction 358/2002

On April, 2012 no operations with securities and derivatives took place, according to article 11 of CVM Instruction 358/2002

Company Denomination: Centrais Elétricas Brasileiras S.A. - Eletrobras
Group and Associated Persons	( ) Board of Directors	( ) Executive Board	(x ) Fiscal Council	( ) Technical or Consultive Agencies	( ) Holding

Initial balance 0

Security/ Derivative	Bond characteristics				Quantity	% of Participation
						Same group/ class	Total

Monthly Changes

Security/ Derivative	Bond characteristics	Intermediate	Transaction	Day	Quantity	Price	Volume (R$)
Purchase
Total purchase
Sale
Total sales

Final Balance 0

Security/ Derivative	Bond characteristics				Quantity	% of participation
						Same group/ class	Total

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2012
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.